EXHIBIT 2
                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               November 23, 2009

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

                 Subject of the Event: Sale of the Bank's Shares

The Bank received notice today from the Government Companies Authority that the State of Israel's representatives decided to choose BGI Investments (1961) Ltd. ("B.G.I.") as the "Preferred Bidder" in the sale process of the Bank's shares held by the State of Israel and the other shareholders, this according to the price bid submitted by B.G.I. on November 23, 2009 at 9:30 A.M. in the sum of NIS 572 million. Interest will be added to the above-mentioned price bid, at the rate charged by the Accountant General, from the date it was offered until the completion date.

The notice adds and points out that pursuant to the sale procedure for the Bank's shares established by the Government Companies Authority, completion of the transaction requires the necessary approvals by law and reaching an arrangement satisfactory to the Preferred Bidder, regarding the monies in connection with the Bank's shares held by residents of the United States.

Pursuant to the Arrangement Plan between the Bank and its shareholders, within the framework of which the sale of the Bank's shares was made, the amount of the proceeds to be paid to the shareholders of the purchased shares will be in accordance with the formulas prepared by Prof. A. Barnea, which were attached to the Arrangement Plan. The calculation of the proceeds according to these formulas will made by the State of Israel.

The date and time when the Company was first made aware of the event or matter:

November 23, 2009 at 10:30 A.M.